UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                      (Amendment No.     )


               CORPORATE RENAISSANCE GROUP, INC.

                        (Name of issuer)


                  Common Stock, $.01 Par Value

                 (Title of class of securities)


                          220033 10 4

                         (CUSIP number)


                     Dale S. Bergman, Esq.
                        Broad and Cassel
               201 South Biscayne Boulevard, Suite 3000
                         Miami, FL 33131
                          305-373-9400

         (Name, address and telephone number of person authorized to receive notices and communications)


                       November 29, 1996

    (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .



     Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.   220033 10 4
SCHEDULE 13D


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Hugh R. Lamle, Social Security Number ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                       (b)

3    SEC USE ONLY



4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING  PERSON WITH

7    SOLE VOTING POWER
     48,600

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     48,600

10   SHARED DISPOSITIVE POWER
     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.08%

14   TYPE OF REPORTING PERSON*
     IN

                        CORPORATE RENAISSANCE GROUP, INC.
                          SCHEDULE 13D

Item 1.   Security and Issuer.

      This Statement relates to the shares of common stock (the "Common Stock"), par value $.01 per share, of Corporate Renaissance Group, Inc., a Delaware corporation (the "Company").

      The principal executive offices of the Company are located at 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

Item 2.   Identity and Background.

     (a)  This statement is filed by Hugh R. Lamle (the "Reporting Person").

      (b) The address of the Reporting Person is c/o M.D. Sass Investors Services, Inc., 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

      (c) The Reporting Person is a principal of the M.D. Sass organization ("M.D. Sass"), an investment advisory group consisting of a number of registered investment advisers and other entities. The Reporting Person is also Executive Vice President and a director of the Company. One of the M.D. Sass investment advisers is the Company's investment adviser.

      (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

      During the period from March 16, 1995 through November 29, 1996, the Reporting Person acquired an aggregate of 48,600 shares of Common Stock of the Company in open market purchases using personal funds as follows:

Date of Purchase    Number of Shares Purchase Price Per Share
3/16/95               3,000              10.375
7/18/95               10,000             8.750
8/14/95               3,000              8.875
12/22/95              5,000              9.188
3/18/96               10,000             9.000
6/19/96               2,000              8.160
9/11/96               8,000              7.796
9/11/96               2,000              7.796
9/13/96               1,600              7.750
11/27/96              1,000              8.125
11/29/96              3,000              8.125


Item 4.   Purpose of the Transaction.

      The Reporting Person acquired his interest in the Common Stock of the Company for investment purposes. The Reporting Person may, subject to market conditions, acquire additional shares of Common Stock on the open market. Other than the foregoing, the Reporting Person has no present plans or proposals which relate to or would result in:

      (a) the acquisition or disposition by the Reporting Person of additional securities of the Company;

       (b)    an   extraordinary  corporate  transaction,  such  as  a   merger,
reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any material change in the Company's present business or corporate structure;

       (g) changes in the Company's present charter, bylaws or similar instruments;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns 48,600 shares or 5.08% of the outstanding Common Stock of the Company, based on a total of 956,100 shares of Common Stock outstanding on September 30, 1996.

      (b) The Reporting Person has the sole power to vote and dispose of 48,600 shares of Common Stock.

     (c)  See response to Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     (a)  None.


Item 7.   Material to be Filed as Exhibits.

     (a)  None.

                           SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        December 6, 1996
                                   ____________________________________
                                   Date

                                        /s/ Hugh R. Lamle
                                   ____________________________________
                                   Signature

                                        HUGH R. LAMLE
                                   ____________________________________
                                   Name